UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of December 2013

Given Imaging Ltd.
(Translation of Registrant’s name into English)

Hermon Building, New Industrial Park, Yoqneam 20692, Israel
(Address of Principal Executive Offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________________

The Issuer is filing material documents not previously filed.

EXPLANATORY NOTE

Further to the previous report by Given Imaging Ltd. (the "Company") regarding its upcoming Special General Meeting of Shareholders, which will be held on January 23, 2014 in Israel (the "Special Meeting"), the Company announces that the record date and the last date for issuance of Position Notices to Company have been postponed by one day. Accordingly (i) only shareholders of record at the close of business on December 23, 2013, will be entitled to receive notice of, and to vote at, the Special Meeting; and (ii) the last date for issuance of Position Notices to the Company is January 2, 2014. All other information regarding the Special Meeting remains unchanged. For more information regarding the Special Meeting, see the Company's report on Form 6-K filed December 16, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIVEN IMAGING LTD.

Date: December 19, 2013	By:	/s/ Ido Warshavski
Name: Ido Warshavski
Title: General Counsel & Corporate Secretary